# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Telesat Corp, CIK 0001845840
CUSIP: 879512309
Title of class of securities: Class A Common Shares and Class B Variable Voting Shares
Address of issuer's principal executive offices: 160 Elgin St, Suite 2100, Ottawa, Ontario, Ontario Canada (A6), K2P 2P7
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000935836-24-000348
Filed by CIK 0001950123

## Reporting persons
- Daniel Lau: type of reporting person: individual (IN); citizenship or place of organization: British Columbia Canada (A1); does not affirm membership in a group (box b); sole voting power 71,900; shared voting power 550,450; sole dispositive power 71,900; shared dispositive power 550,450; aggregate amount beneficially owned 622,350 (4.3% of the class)
  Comment: Percentage calculated based on 14,362,541 Class A Common Shares and Class B Variable Voting Shares outstanding on March 31, 2025, as reported in the Form 6-K filed by the Issuer May 6, 2025.
- Christine Man: type of reporting person: individual (IN); citizenship or place of organization: British Columbia Canada (A1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 550,450; sole dispositive power 0; shared dispositive power 550,450; aggregate amount beneficially owned 550,450 (3.8% of the class)
  Comment: Percentage calculated based on 14,362,541 Class A Common Shares and Class B Variable Voting Shares outstanding on March 31, 2025, as reported in the Form 6-K filed by the Issuer May 6, 2025.
- LM Asset (IM) Inc.: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: British Columbia Canada (A1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 494,000; sole dispositive power 0; shared dispositive power 494,000; aggregate amount beneficially owned 494,000 (3.4% of the class)
  Comment: Percentage calculated based on 14,362,541 Class A Common Shares and Class B Variable Voting Shares outstanding on March 31, 2025, as reported in the Form 6-K filed by the Issuer May 6, 2025.
- LM Asset Fund Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: British Columbia Canada (A1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 494,000; sole dispositive power 0; shared dispositive power 494,000; aggregate amount beneficially owned 494,000 (3.4% of the class)
  Comment: Percentage calculated based on 14,362,541 Class A Common Shares and Class B Variable Voting Shares outstanding on March 31, 2025, as reported in the Form 6-K filed by the Issuer May 6, 2025.

## Item 1. Issuer
Name of issuer: Telesat Corp
Address of issuer's principal executive offices: 160 Elgin Street, Suite 2100, Ottawa, Ontario, Canada K2P 2P7

## Item 2. Person Filing
Name of person filing:
Daniel Lau

Christine Man

LM Asset (IM) Inc. ("LM Asset IM")

LM Asset Fund Limited Partnership ("LM Fund")

LM Asset IM is the investment adviser to LM Fund. Mr. Lau and Ms. Man are the control persons of LM Asset IM. The reporting persons are filing this statement jointly, but not as members of a group. Each reporting person expressly disclaims membership in a group. Each reporting person also disclaims beneficial ownership of the Common Stock except to the extent of that reporting person's pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of LM Fund should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any of the Stock covered by this Schedule 13G.
Address of principal business office or, if none, residence: 915 - 1055 West Hastings Street, Vancouver, BC, Canada, V6E 2E9
Citizenship: For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

## Item 4. Ownership
Amount beneficially owned:
Daniel Lau: 622,350

Christine Man: 550,450

LM Asset IM: 494,000

LM Fund: 494,000
Percent of class:
Daniel Lau: 4.3%

Christine Man: 3.8%

LM Asset IM: 3.4%

LM Asset Fund: 3.4%
Sole power to vote or to direct the vote:
Daniel Lau: 71,900

Christine Man: 0

LM Asset IM: 0

LM Asset Fund: 0
Shared power to vote or to direct the vote:
Daniel Lau: 550,450

Christine Man: 550,450

LM Asset IM: 494,000

LM Fund: 494,000
Sole power to dispose or to direct the disposition:
Daniel Lau: 71,900

Christine Man: 0

LM Asset IM: 0

LM Asset Fund: 0
Shared power to dispose or to direct the disposition:
Daniel Lau: 550,450

Christine Man: 550,450

LM Asset IM: 494,000

LM Fund: 494,000

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Daniel Lau: /s/ Daniel Lau, Reporting Person (05/14/2025)
- Christine Man: /s/ Christine Man, Reporting Person (05/14/2025)
- LM Asset (IM) Inc.: /s/ Daniel Lau, Director (05/14/2025)
- LM Asset Fund Limited Partnership: /s/ Daniel Lau, Director of the general partner, LM Asset (IM) Inc. (05/14/2025)